UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

General

The information contained in this Report on Form 6-K (excluding the press release included in exhibit 99.5) is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-267893), Registration Statement on Form F-3 (File No. 333-274882) and Registration Statement on Form S-8 (File No. 333-264089).

Attached as Exhibit 99.5 is our press release of April 9, 2024 entitled, “Vision Marine Technologies Reached New Milestone Achieved in Meeting Future Evolving HV Electric Boating Industry Standards - Test Cell Results”.

Exhibit Index No.

99.1	Unaudited condensed interim consolidated financial statements for the six-month periods ended February 29, 2024 and February 28, 2023
99.2	Management’s Discussion and Analysis for the six months ended February 29, 2024
99.3	Form 52-109F2 Certification of Interim Filings –CEO
99.4	Form 52-109F2 Certification of Interim Filings –CFO
99.5	Vision Marine Technologies Reached New Milestone Achieved in Meeting Future Evolving HV Electric Boating Industry Standards - Test Cell Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: April 15, 2024	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer